FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Year Ended June 30, 2010 which was filed with the Tokyo Stock Exchange on August 5, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: August 5, 2010	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director, Vice-President, Corporate Officer

Consolidated Financial Results

for the Three Months Ended June 30, 2010

(Prepared in Accordance with U.S. GAAP)

August 5, 2010

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange and London Stock Exchange
Representative:	Kagemasa Kozuki / Representative Director and Chairman of the Board, President
Contact:	Noriaki Yamaguchi / Representative Director, Vice-President, Corporate Officer (Phone: +81-3-5771-0222)
Beginning date of dividend payment:	-
Adoption of U.S. GAAP:	Yes

1. Consolidated Financial Results for the Three Months Ended June 30, 2010

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION
Three months ended June 30, 2010	53,183	2,879	2,452	1,265
% change from previous period	(5.0)%	187.9%	171.2%	244.7%
Three months ended June 30, 2009	55,975	1,000	904	367
% change from previous period	(20.9)%	(91.4)%	(92.3)%	(93.5)%

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)
Three months ended June 30, 2010	9.48	9.48
Three months ended June 30, 2009	2.75	2.75

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio	KONAMI CORPORATION stockholders’ equity per share
June 30, 2010	285,847	184,989	180,144	63.0%	1,349.79
March 31, 2010	298,198	189,231	184,465	61.9%	1,382.16

2. Cash Dividends

Record Date	Cash dividends per share (yen)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended
March 31, 2010	—	27.00	—	27.00	54.00
Year ending
March 31, 2011	—
-Forecast-		16.00	—	16.00	32.00

Change in dividend forecasts during the three months ended June 30, 2010: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2011

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated company	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share
Six months ending September 30, 2010	—	—	—	—	—
% change from the same period in previous year	—	—	—	—	—
Year ending March 31, 2011	285,000	24,500	22,500	13,500	101.15
% change from previous year	8.7%	31.3%	31.4%	1.4%

Note:	1. Change in earnings forecasts for the fiscal year ending March 31, 2011 during the three months ended June 30, 2010: None

2. We do not disclose consolidated earnings forecasts for the six months ending September 30, 2010

4. Other

Please refer to page 10 for details.

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2) Adoption of simplified methods in accounting principles or specific accounting procedures for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies

1.	Changes accompanying amendment of accounting standard: None

2.	Other: None

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Three months ended June 30, 2010	143,500,000	shares
	Year ended March 31, 2010	143,500,000	shares
2.	Number of Treasury Stock:
	Three months ended June 30, 2010	10,039,513	shares
	Year ended March 31, 2010	10,039,336	shares
3.	Average number of shares outstanding:
	Three months ended June 30, 2010	133,460,547	shares
	Three months ended June 30, 2009	133,461,341	shares

Information Regarding the Quarterly Review Procedures:

This report is outside the scope of the procedures for review of quarterly consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed as of the time of disclosure of this report.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to pages 8 and 9 for further information regarding our business forecasts.

1. Business Performance

1. Consolidated Results of Operations

(1) Business Overview

Although the Japanese economy showed signs of recovery from the recent economic and financial slowdown, the business environment surrounding the KONAMI CORPORATION and its subsidiaries (“KONAMI”) continued to be severe. This was due to factors such as restrained consumer spending and consumer preferences for low-priced items and goods.

In regard with the entertainment industry, the Nintendo 3DS, and in consoles, new products for PlayStation 3 and Xbox 360 offering new ways to operate and play video games were unveiled at the Electronic Entertainment Expo 2010 (E3), which was held in the US in June 2010. They attracted great attention not only in Japan but in the overseas market as well, mainly in North America and Europe. Furthermore, for the three months ended June 30, 2010, the home video game market became favorable so that it responded to “Year of Sports” festivities when soccer fans were becoming even more passionate than usual.

Meanwhile, a severe business environment persisted for major casino operators in Las Vegas and elsewhere. However, there are some promising signs overseas, including an increase in the number of U.S. states that are lifting their gaming bans as part of measures to turn around ailing state finances and the legalization and opening of casinos in Singapore.

In the health and fitness industry, heightened interest in and demand related to the maintenance and promotion of good health is expected to continue into the future due to the aging population as well as concern over lifestyle diseases.

Against such backdrop, Digital Entertainment segment of KONAMI rolled out the latest titles in home video game software series, such as the METAL GEAR series, METAL GEAR SOLID PEACE WALKER and Winning Eleven (known in the US and Europe as PRO EVOLUTION SOCCER) series on multiple platforms. Those sales progressed favorably.

As for the Gaming & System segment, KONAMI continued to reinforce product rollout and marketing with a focus on the Podium.

In the Health & Fitness segment, we increased the number of new fitness clubs under KONAMI’s direct management and expanded the portfolio of fitness clubs outsourced to us. At the same time, we reinforced the marketing of health products, drove forward the computerization of health management and strove to expand and enrich services, both within and outside our facilities, supporting the promotion and maintenance of good health.

In terms of the consolidated results for the three months ended June 30, 2010, net revenues amounted to ¥53,183 million (a year-on-year decrease of 5.0%), operating income was ¥2,879 million (a year-on-year increase of 187.9%), income before income taxes and equity in net income of affiliated company was ¥2,452 million (a year-on-year increase of 171.2%), and net income attributable to KONAMI CORPORATION was ¥1,265 million (a year-on-year increase of 244.7%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen
	Three months ended June 30, 2009	Three months ended June 30, 2010	% change
Digital Entertainment	¥24,601	¥25,016	1.7
Gaming & System	3,907	4,346	11.2
Health & Fitness	21,438	21,428	(0.0)
Other and Eliminations	6,029	2,393	(60.3)

Consolidated net revenues	¥55,975	¥53,183	(5.0)

Digital Entertainment

Computer & Video Games business: METAL GEAR SOLID PEACE WALKER, the first sequel in the METAL GEAR series for the PSP, was launched in Japan in April 2010, and in North America and Europe in June 2010. Sales of this title progressed steadily, with the game receiving favorable reviews—it became the first PSP title to receive a perfect score of 40 points in an industry magazine’s cross review. Furthermore, co-op modes, etc., which leverage the characteristic features of handheld gaming devices, are being well received by hardcore METAL GEAR fans.

Meanwhile, WORLD SOCCER Winning Eleven 2010 Aoki Samurai no Chosen was launched on multiple platforms in May to coincide with the once-every-four-years festivities that excite soccer fans worldwide. This title includes the ‘Japan Challenge Mode,’ which has the Japanese national team competing to become No. 1 in the world. Steady sales were recorded for this game in Japan, while the re-launch of PES 2010 - Pro Evolution Soccer, also saw solid sales in Europe and the Americas (with a focus on South and Central America).

LOVEPLUS, which preceded the new romance communication game LOVEPLUSPLUS that was released in June, created a big social phenomenon in Japan. The game features a new twist—enjoying daily life with a girlfriend whose heart the player has captured. The major attention LOVEPLUS received from various media outlets was recognized by the MM Research Institute, with the title receiving the High Profile Award at the MM Research Institute Contest 2010. The sequel, LOVEPLUSPLUS, achieved a larger first week sales volume than the volume marked by its predecessor. Furthermore, the LOVEPLUSPLUS boom is continuing to heat up as the game is rolled out in a variety of other forms, including the simultaneous serialization of an adaptation over five comic magazines published by Kodansha as well as through the sales of related products, such as figurines.

In Japan, the realistic professional baseball game PUROYAKYU SPIRITS 2010, which, for the first time in the series, is now also available for the PSP, was launched on multiple platforms in April. Meanwhile, the academy romance simulation game for women TOKIMEKI MEMORIAL Girl’s Side 3rd Story and the new animated title FAIRY TAIL PORTABLE GUILD were launched in June, both recording strong sales.

Amusement business: Sales of medal games launched in the previous fiscal year remained healthy. Furthermore, the PASELI e-money service, which was launched in March with QUIZ MAGIC ACADEMY VII, was expanded in April to include MAH-JONG FIGHT CLUB GARYOTENSEI.

Card Games business: Yu-Gi-Oh! Trading Card Game series continuously sold well.

Overseas, an undertaking in the US utilizing DanceDanceRevolution to fight obesity is expanding, and sales of the series’ titles are progressing robustly. As for the Electronic Entertainment Expo 2010 (E3), which was held in the US in June, KONAMI exhibited high-profile games such as Castlevania: Lords of Shadow, the latest in the Castlevania series created with the assistance of Kojima Productions, which is known for the METAL GEAR series. Also exhibited was PES 2011 - Pro Evolution Soccer, the latest title in the Winning Eleven series and the first video game in the world to include Copa Libertadores, the soccer tournament that determines the top club team in South America. The exhibits at the trade fair helped foster high expectations and focus on upcoming KONAMI game content.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2010 in this segment amounted to ¥25,016 million (a year-on-year increase of 1.7%).

Gaming & System

In the North American market, the Podium continues to enjoy favorable sales. Sales through participation agreements (in which profits are shared with casino operators) increased and are steadily expanding market shares. Full-scale marketing is also under progress in Europe and Central and South America, building a distributor network for the market.

In the Australian market, the Podium progressed favorably. The introduction of the Konami Casio Management System in the market also contributed to the improvement of KONAMI revenues. In the Asia market as well, full-scale marketing is under progress, building a distributor network for the market.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2010 in this segment amounted to ¥4,346 million (a year-on-year increase of 11.2%).

Health & Fitness

Operation of fitness clubs: A difficult business climate persisted in the fitness club industry as consumer spending remained under pressure due to uncertainty over the future economic climate, price-competition progressed further and the increase in the number of fitness clubs made it difficult to recruit new members. Against such backdrop, KONAMI opened two facilities in April: one in Niigata (Niigata City) and another in Kami-Ooka (Yokohama City). Both fitness clubs are located in complexes that are directly connected to train stations, and they are proving popular for such features as unique studio programs and excellent bathing facilities. Furthermore, we promoted the development and enrichment of services that meet the characteristics of each community where our fitness clubs are located as well as boosted the content of the instruction provided at the fitness clubs’ golf schools by introducing digital golf simulators, which are receiving positive customer feedback.

We also developed and introduced new health programs utilizing IT, that is KONAMI’s strengths, in health management, exercise and nutritional guidance, and provided upgraded services to our customers, whose health consciousness is on the rise.

Operation of sports facilities outsourced to us: In the management of facilities outsourced to KONAMI, we added 30 facilities, including the health promotion center at the area for general health in the Toyooka City (Hyogo Prefecture) and the Kitakyusyu City sports facilities (Fukuoka Prefecture), to the portfolio during the three months, and we continued to promote the health of community residents by making use of KONAMI’s know-how and experience in the operation of public facilities, etc.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2010 in this segment amounted to ¥21,428 million (a year-on-year decrease of 0.0%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION stockholders’ equity

Total Assets:

Total assets amounted to ¥285,847 million for the three months ended June 30, 2010, decreasing by ¥12,351 compared with March 31, 2010. This decrease mainly resulted from decreases in cash and cash equivalents　and accounts receivable, in addition to a increase in inventories.

Total liabilities:

Total liabilities amounted to ¥100,858 million for the three months ended June 30, 2010, decreasing by ¥8,109 compared with March 31, 2010. This decrease primarily resulted from decreases in accrued expenses and accrued income taxes.

Total KONAMI CORPORATION stockholders’ equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥180,144 million for the three months ended June 30, 2010, decreasing by ¥4,321 compared with March 31, 2010. This decrease mainly resulted from provision of dividends for the year ended March 31, 2010 and a decrease in accumulated other comprehensive income (loss) including foreign currency translation adjustments. KONAMI CORPORATION stockholders’ equity ratio was 63.0%, increasing by 1.1 % compared with March 31, 2010.

(2) Cash Flows

Cash flow summary for the three months ended June 30, 2010:

	Millions of Yen
	Three months ended June 30, 2009	Three months ended June 30, 2010	Change
Net cash provided by (used in) operating activities	¥(6,952)	¥3,550	¥10,502
Net cash used in investing activities	(2,161)	(1,635)	526
Net cash used in financing activities	(4,423)	(4,321)	102
Effect of exchange rate changes on cash and cash equivalents	304	(949)	(1,253)
Net decrease in cash and cash equivalents	(13,232)	(3,355)	9,877

Cash and cash equivalents, end of the period	¥40,336	¥47,385	¥7,049

Cash and cash equivalents (hereafter, referred to as “Net cash”), for the three months ended June 30, 2010, amounted to ¥47,385 million, a decrease of ¥3,355 million compared to the year ended March 31, 2010, and a year-on-year increase of 17.5%.

Cash flow summary for each activity for the three months ended June 30, 2010 is as follows:

Cash flows from operating activities:

Net cash from operating activities amounted to ¥3,550 million for the three months ended June 30, 2010, (for the three months ended June 30, 2009, used in operating activities amounted to ¥6,952 million). This is primarily due to increases in net income for the three months ended June 30, 2010 and inflows relating to accounts receivable.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥1,635 million for the three months ended June 30, 2010, a year-on-year decrease of 24.3%. This decrease mainly resulted from a decrease in disbursement of deposit relating to offices and facilities, despite an increase in capital expenditures for investments.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥4,321 million for the three months ended June 30, 2010, a year-on-year decrease of 2.3%. These decrease primarily resulted from a decrease in dividends paid.

3. Outlook for Fiscal Year Ending March 31, 2011

Digital Entertainment

In digital entertainment, we will continue to focus on the expanding overseas video game software market. We plan to launch Castlevania: Lords of Shadow and Winning Eleven (known in the US and Europe as PRO EVOLUTION SOCCER) series, which was exhibited at the Electronic Entertainment Expo 2010 (E3) to great response, worldwide.

Regarding music games, which continue to enjoy perennial popularity in North America and Europe, we plan to launch a varied lineup, such as the latest title in the DanceDanceRevolution series for which demand is now also increasing for use in the promotion of physical fitness; the karaoke game Karaoke Revolution Glee, which is based on the highly popular musical comedy TV series “Glee” broadcast in the US on Fox Broadcasting; and Def Jam Rapstar, in which famous artists have collaborated with his/her record label. Furthermore, we will also devote our efforts to the online marketing of titles for the increasing number of game consoles with network connectivity as well as mobile phones and mobile terminals.

In arcade games, we are scheduled to launch the much-awaited gun-action warfare game METAL GEAR ARCADE, which makes use of 3D visuals. Furthermore, in addition to new titles in such popular series as MAH-JONG FIGHT CLUB, BASEBALL HEROES and QUIZ MAGIC ACADEMY, we plan to launch new titles while keeping an eye on the market environment. As for the PASELI e-money service, which was launched this spring to help boost demand, we will sequentially expand the number of arcade cabinets, including those for music games, through which the service can be used, and we will continue to propose innovative services that drive the arcade industry. As for popular content, we will pursue high synergy through multifaceted development that is not restricted to home video game software, arcade games or card games.

Gaming & System

In slot machine marketing, regarding steppers, we will continue to implement the aggressive marketing of the Advantage 5 series which is enjoying popularity. Regarding video slot machines, we will carry out product development with a focus on the Podium, which is a standard series, and seek to improve our sales.

The Konami Casino Management System continues to be adopted in the North American and Australian markets, particularly by major operators. In the future, we intend to aggressively market the system in other markets, develop new functions, pursue strategic alliances with other companies, and reinforce the system’s strength as a product. Furthermore, we intend to stabilize our operational results in this segment by increasing the amount of steady, periodical income through expansion of participation agreement (profit sharing with operators) sales.

KONAMI intends to further reinforce collaboration between its three bases – the United States, Australia and Japan – and promote the efficiency of our operations and reinforce our production and sales. Furthermore, we intend to develop new products that respond to changes in society and meet demands and enhance the added-value of existing products. We will continue to use KONAMI’s strengths in the domain of entertainment as the foundation for proposing new products that will bring even greater enjoyment to our customers.

Health & Fitness

Market conditions are expected to remain harsh for the health and fitness segment. However, we believe that opportunities for the operation of fitness clubs and the development and marketing of health and fitness equipment will continue to increase with heightened social awareness, against the backdrop of an aging society and government measures taken against lifestyle diseases, of promoting good health. Under such circumstances, KONAMI strives to accurately grasp diversifying customer needs and aim to enhance the added-value of Konami Sports Clubs by proposing new lifestyles.

We intend to offer extensive programs that meet the various needs of customers of all ages—from children to adults—by opening facilities at highly convenient locations in communities that promise to become a center of various people’s lives, adopting fitness equipment such as golf training programs, which utilize the latest digital golf simulators, the BODYBIKE (stationary bicycle), which allows body fat to be burned while pedaling to music, and programs like the LES MILLS PROGRAMS (group exercise), which is featured in 75 countries around the world, and an enriched and expanded Undojuku (sports school), based on the concept of physical and mental training as well as self-development.

We plan to promote our health and fitness business by leveraging our strengths in the operation of more than 300 of Japan’s largest-scale sports clubs, rolling out new facilities that meet regional characteristics and customer needs, expanding our products and services and by creating synergy through the enrichment of the programs offered at the facilities, the computerization of health management and the upgrading, the expansion of our product lineup and other efforts.

Projected consolidated results for the fiscal year ending March 31, 2011 are as follows: net revenue of 285,000 million yen; operating income of 24,500 million yen; income before income taxes and equity in net income of affiliated company of 22,500 million yen; and net income attributable to KONAMI CORPORATION of 13,500 million yen. Thus, there is no change from the forecast figures released in the “Consolidated financial results for the year ended March 31, 2010” dated May 13, 2010.

Konami, as a business affected by “hit” products, requires flexibility in how its products are released and is subject to fluctuations in sales throughout the course of the year. For this reason, projected consolidated results for the six months ending September 30, 2010 are not disclosed.

As for the disclosure of quarterly financial results, we will continue to make an effort to provide them as thoroughly as possible.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Other

1. Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

2. Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

3. Changes in accounting principles, procedures and reporting policies

(1)	Changes accompanying amendment of accounting standard: None

(2)	Other: None

3. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	June 30, 2009		June 30, 2010		March 31, 2010		June 30, 2010
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥40,336		¥47,385		¥50,740		$535,545
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥482 million, ¥621 million ($7,019 thousand) and ¥680 million at June 30, 2009, June 30, 2010, and March 31, 2010, respectively	22,868		17,523		30,164		198,044
Inventories	27,134		26,410		23,497		298,486
Deferred income taxes, net	19,346		20,152		20,669		227,758
Prepaid expenses and other current assets	12,987		12,341		9,492		139,478

Total current assets	122,671	42.6	123,811	43.3	134,562	45.1	1,399,311
PROPERTY AND EQUIPMENT, net	61,093	21.2	61,684	21.6	62,434	20.9	697,151
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	494		210		226		2,373
Investments in affiliate	2,066		2,079		2,146		23,497
Identifiable intangible assets	35,832		35,166		35,246		397,446
Goodwill	21,914		21,877		21,899		247,254
Lease deposits	28,364		27,485		27,685		310,635
Deferred income taxes, net	3,578		3,640		3,531		41,139
Other assets	11,914		9,895		10,469		111,834

Total investments and other assets	104,162	36.2	100,352	35.1	101,202	34.0	1,134,178

TOTAL ASSETS	¥287,926	100.0	¥285,847	100.0	¥298,198	100.0	$3,230,640

	Millions of Yen						Thousands of U.S. Dollars
	June 30, 2009		June 30, 2010		March 31, 2010		June 30, 2010
		%		%		%
LIABILITIES
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥3,277		¥2,099		¥2,433		$23,723
Trade notes and accounts payable	14,260		15,997		16,138		180,798
Accrued income taxes	428		581		3,962		6,566
Accrued expenses	15,165		13,345		18,568		150,825
Deferred revenue	6,694		6,159		6,246		69,609
Other current liabilities	11,582		7,438		6,118		84,064

Total current liabilities	51,406	17.8	45,619	16.0	53,465	17.9	515,585
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	38,836		39,693		39,885		448,610
Accrued pension and severance costs	2,725		2,851		2,861		32,222
Deferred income taxes, net	6,421		4,101		4,162		46,350
Other long-term liabilities	8,144		8,594		8,594		97,129

Total long-term liabilities	56,126	19.5	55,239	19.3	55,502	18.6	624,311

TOTAL LIABILITIES	107,532	37.3	100,858	35.3	108,967	36.5	1,139,896

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at June 30, 2009, June 30, 2010 and March 31, 2010	47,399	16.5	47,399	16.6	47,399	15.9	535,703
Additional paid-in capital	77,090	26.8	77,089	27.0	77,089	25.9	871,259
Legal reserve	284	0.1	284	0.1	284	0.1	3,210
Retained earnings	73,711	25.6	80,716	28.2	83,055	27.9	912,251
Accumulated other comprehensive income (loss)	318	0.1	(2,156)	(0.8)	(175)	(0.1)	(24,367)
Treasury stock, at cost- 10,038,866 shares, 10,039,513 shares and 10,039,336 shares at June 30, 2009, June 30, 2010 and March 31, 2010, respectively	(23,187)	(8.1)	(23,188)	(8.1)	(23,187)	(7.8)	(262,070)

Total KONAMI CORPORATION stockholders’ equity	175,615	61.0	180,144	63.0	184,465	61.9	2,035,986

Noncontrolling interest	4,779	1.7	4,845	1.7	4,766	1.6	54,758

TOTAL EQUITY	180,394	62.7	184,989	64.7	189,231	63.5	2,090,744

TOTAL LIABILITIES AND EQUITY	¥287,926	100.0	¥285,847	100.0	¥298,198	100.0	$3,230,640

2. Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Three months ended June 30, 2009		Three months ended June 30, 2010		Year ended March 31, 2010		Three months ended June 30, 2010
		%		%		%
NET REVENUES:
Product sales revenue	¥36,883		¥33,891		¥185,514		$383,036
Service revenue	19,092		19,292		76,630		218,038

Total net revenues	55,975	100.0	53,183	100.0	262,144	100.0	601,074

COSTS AND EXPENSES:
Costs of products sold	21,579		20,389		109,910		230,437
Costs of services rendered	19,102		18,941		75,824		214,071
Selling, general and administrative	14,294		10,974		55,407		124,028
Restructuring and impairment charges	—		—		2,339		—

Total costs and expenses	54,975	98.2	50,304	94.6	243,480	92.9	568,536

Operating income	1,000	1.8	2,879	5.4	18,664	7.1	32,538

OTHER INCOME (EXPENSES):
Interest income	35		78		165		882
Interest expense	(397)		(390)		(1,574)		(4,408)
Foreign currency exchange gain (loss), net	269		(111)		67		(1,255)
Other, net	(3)		(4)		(200)		(45)

Other income (expenses), net	(96)	(0.2)	(427)	(0.8)	(1,542)	(0.6)	(4,826)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANY	904	1.6	2,452	4.6	17,122	6.5	27,712
INCOME TAXES	436	0.7	1,115	2.1	3,600	1.3	12,601
EQUITY IN NET INCOME OF AFFILIATED COMPANY	20	0.0	13	0.0	56	0.0	147

NET INCOME	488	0.9	1,350	2.5	13,578	5.2	15,258
NET INCOME ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	121	0.2	85	0.1	264	0.1	961

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥367	0.7	¥1,265	2.4	¥13,314	5.1	$14,297

PER SHARE DATA:	Yen			U.S. Dollar
	Three months ended June 30,	Three months ended June 30,	Year ended March 31,	Three months ended June 30,
	2009	2010	2010	2010
Basic net income attributable to KONAMI CORPORATION per share	¥2.75	¥9.48	¥99.76	$0.11
Diluted net income attributable to KONAMI CORPORATION per share	2.75	9.48	99.76	0.11

Weighted-average common shares outstanding	133,461,341	133,460,547	133,461,138
Diluted weighted-average common shares outstanding	133,461,341	133,460,547	133,461,138

3. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Three months ended June 30, 2009	Three months ended June 30, 2010	Year ended March 31, 2010	Three months ended June 30, 2010
Cash flows from operating activities:
Net income	¥488	¥1,350	¥13,578	$15,258
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,140	3,146	12,899	35,556
Provision for doubtful receivables	15	(90)	259	(1,017)
Restructuring and impairment charges	—	—	2,339	—
Equity in net loss (income) of affiliated company	(20)	(13)	(56)	(147)
Deferred income taxes	(160)	372	(3,577)	4,204
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	6,505	11,872	(261)	134,177
Decrease (increase) in inventories	(3,647)	(3,729)	(2,455)	(42,145)
Decrease (increase) in other receivables	(110)	(122)	(406)	(1,379)
Decrease (increase) in prepaid expenses	(793)	(1,341)	(24)	(15,156)
Increase (decrease) in trade notes and accounts payable	(2,602)	168	(949)	1,899
Increase (decrease) in accrued income taxes, net of tax refunds	(8,619)	(5,043)	(2,526)	(56,996)
Increase (decrease) in accrued expenses	(3,017)	(3,677)	(262)	(41,557)
Increase (decrease) in deferred revenue	(878)	158	(1,294)	1,786
Increase (decrease) in advance received	(27)	17	(478)	192
Increase (decrease) in deposits	2,326	(98)	(396)	(1,108)
Other, net	447	580	(2,094)	6,555

Net cash provided by (used in) operating activities	(6,952)	3,550	14,297	40,122

	Millions of Yen			Thousands of U.S. Dollars
	Three months ended June 30, 2009	Three months ended June 30, 2010	Year ended March 31, 2010	Three months ended June 30, 2010
Cash flows from investing activities:
Capital expenditures	(1,585)	(1,699)	(6,318)	(19,202)
Proceeds from sales of property and equipment	—	5	10	56
Decrease (increase) in lease deposits, net	(590)	55	(374)	622
Other, net	14	4	233	45

Net cash used in investing activities	(2,161)	(1,635)	(6,449)	(18,479)
Cash flows from financing activities:
Repayments of long-term debt	(148)	(204)	(592)	(2,306)
Principal payments under capital lease obligations	(679)	(707)	(2,581)	(7,991)
Dividends paid	(3,595)	(3,409)	(7,569)	(38,528)
Purchases of treasury stock	(1)	(1)	(3)	(11)
Other, net	0	0	1	0

Net cash used in financing activities	(4,423)	(4,321)	(10,744)	(48,836)
Effect of exchange rate changes on cash and cash equivalents	304	(949)	68	(10,726)
Net increase (decrease) in cash and cash equivalents	(13,232)	(3,355)	(2,828)	(37,919)
Cash and cash equivalents, beginning of the period	53,568	50,740	53,568	573,464

Cash and cash equivalents, end of the period	¥40,336	¥47,385	¥50,740	$535,545

4. Going concern assumption:

None

5. Significant changes in KONAMI CORPORATION stockholders’ equity:

None

6. Segment Information (Unaudited)

(1) Segment information

Three months ended June 30, 2009	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥24,504	¥3,907	¥21,348	¥6,216	¥55,975
Intersegment	97	—	90	(187)	—

Total	24,601	3,907	21,438	6,029	55,975
Operating expenses	23,054	3,224	21,415	7,282	54,975

Operating income (loss)	¥1,547	¥683	¥23	¥(1,253)	¥1,000

Three months ended June 30, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥24,854	¥4,346	¥21,319	¥2,664	¥53,183
Intersegment	162	—	109	(271)	—

Total	25,016	4,346	21,428	2,393	53,183
Operating expenses	22,669	3,195	21,279	3,161	50,304

Operating income (loss)	¥2,347	¥1,151	¥149	¥(768)	¥2,879

Year ended March 31, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥142,239	¥19,996	¥85,480	¥14,429	¥262,144
Intersegment	411	—	285	(696)	—

Total	142,650	19,996	85,765	13,733	262,144
Operating expenses	121,167	15,323	87,687	19,303	243,480

Operating income (loss)	¥21,483	¥4,673	¥(1,922)	¥(5,570)	¥18,664

Three months ended June 30, 2010	Digital Entertainment	Gaming & System	Health & Fitness	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$280,900	$49,118	$240,947	$30,109	$601,074
Intersegment	1,831	—	1,232	(3,063)	—

Total	282,731	49,118	242,179	27,046	601,074
Operating expenses	256,205	36,110	240,495	35,726	568,536

Operating income (loss)	$26,526	$13,008	$1,684	$(8,680)	$32,538

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production and sale of digital content and related products including Computer & Video Games, Amusement, Card Games, and Online.

		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production and sale of health and fitness related goods.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation of segment reporting.

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Three months ended June 30, 2009	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥45,444	¥5,643	¥2,951	¥1,937	¥55,975	—	¥55,975
Intersegment	2,037	862	4	77	2,980	¥(2,980)	—

Total	47,481	6,505	2,955	2,014	58,955	(2,980)	55,975
Operating expenses	46,478	6,550	3,190	1,712	57,930	(2,955)	54,975

Operating income (loss)	¥1,003	¥(45)	¥(235)	¥302	¥1,025	¥(25)	¥1,000

Three months ended June 30, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥42,899	¥6,339	¥2,226	¥1,719	¥53,183	—	¥53,183
Intersegment	2,345	325	16	154	2,840	¥(2,840)	—

Total	45,244	6,664	2,242	1,873	56,023	(2,840)	53,183
Operating expenses	43,604	5,739	2,322	1,555	53,220	(2,916)	50,304

Operating income (loss)	¥1,640	¥925	¥(80)	¥318	¥2,803	¥76	¥2,879

Year ended March 31, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥198,500	¥33,743	¥23,682	¥6,219	¥262,144	—	¥262,144
Intersegment	14,272	3,805	89	669	18,835	¥(18,835)	—

Total	212,772	37,548	23,771	6,888	280,979	(18,835)	262,144
Operating expenses	199,427	33,845	22,598	6,560	262,430	(18,950)	243,480

Operating income (loss)	¥13,345	¥3,703	¥1,173	¥328	¥18,549	¥115	¥18,664

Three months ended June 30, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$484,844	$71,644	$25,158	$19,428	$601,074	—	$601,074
Intersegment	26,503	3,673	181	1,741	32,098	$(32,098)	—

Total	511,347	75,317	25,339	21,169	633,172	(32,098)	601,074
Operating expenses	492,812	64,862	26,243	17,575	601,492	(32,956)	568,536

Operating income (loss)	$18,535	$10,455	$(904)	$3,594	$31,680	$858	$32,538

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attributes assets based on where assets are located.

Note: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).